SECOND AMENDMENT
                                       OF
                                RIGHTS AGREEMENT


     This Second Amendment (this "Amendment") of the Rights Agreement (as defined below) is made and entered into as of the 14 day of August 2002, by and between Unit Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services L.L.C., as "Rights Agent" under the Rights Agreement.

                                    RECITALS:

     WHEREAS, on May 19, 1995, the Board of Directors of the Company declared a dividend of one stock purchase right (a "Right") for each outstanding share of common stock, $.20 par value of the Company to the stockholders of record at the close of business on May 31, 1995, with each Right entitling the registered holder to purchase from the Company one one-hundredth of a share of the Series A Participating Cumulative Preferred Stock of the Company, or a combination of securities and assets of equivalent value, upon the terms and subject to the conditions set forth in a Rights Agreement, dated as of May 19, 1995, between the Company and Chemical Bank as Rights Agent, as subsequently amended by the First Amendment of Rights Agreement, dated as of June 7, 2001, between the Company and Mellon Investor Services L.L.C., successor to Chemical Bank as Rights Agent (as so amended, the "Rights Agreement"); and

     WHEREAS, the Board of Directors deems it advisable and in the best interests of the Company and its stockholders to amend certain provisions of the Rights Agreement; and

     WHEREAS, no Person (as such term is defined in the Rights Agreement) has become an Acquiring Person; and

     WHEREAS, the Company desires to amend the Rights Agreement as set forth below;

     NOW, THEREFORE, the undersigned, in consideration of the premises, covenants and agreements contained herein and in the Rights Agreement, and other good, sufficient and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, do hereby agree as follows:

Each of the following sections or provisions of the Rights Agreement is hereby amended as follows:

(A). The definition of an "Acquiring Person", as defined in Section 1, is amended to read as follows:

      "Acquiring Person" shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of more than 15% of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any of its Subsidiaries, any Person holding Common Shares for or pursuant to the terms of any such employee

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      benefit plan or a Permitted Investor; provided, however, that (i) if the
      Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" became the Beneficial Owner of a number of Common Shares such that the Person would otherwise qualify as an "Acquiring Person" inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Shares that would otherwise cause such Person to be an "Acquiring Person" or (B) such Person was aware of the extent of its Beneficial Ownership of Common Shares but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement unless and until such Person shall have failed to divest itself, as soon as practicable (as determined, in good faith, by the Board of Directors of the Company), of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer otherwise qualify as an "Acquiring Person"; and (ii) no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of Common Shares beneficially owned by such Person to more than 15% of the Common Shares then outstanding (or in the case of a Permitted Investor, more than 23% of the Common Shares then outstanding), provided, however, that if a Person shall become the Beneficial Owner of more than 15% of the Common Shares then outstanding (or in the case of a Permitted Investor, more than 23% of the Common Shares then outstanding) by reason of such share acquisitions by the Company and shall thereafter become the Beneficial Owner of any additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an "Acquiring Person" unless upon becoming the Beneficial Owner of such additional Common Shares such Person does not beneficially own more then 15% of the Common Shares then outstanding (or in the case of a Permitted Investor, more than 23% of the Common Shares then outstanding).

(B). Section 1 is amended by adding a new subsection thereto, which shall read as follows:

      "Permitted Investors" shall mean the Kaiser Francis Charitable Income Trust B and George B. Kaiser for so long as such Persons, together with their respective Affiliates and Associates, collectively shall be the Beneficial Owners of greater than 15%, but not more than 23%, of the Common Shares then outstanding, provided that all such Persons shall cease to be Permitted Investors at such time, after the initial issuance of Common Shares to any such Person pursuant to the transactions contemplated by the (i) Amended and Restated Stock Purchase Agreement dated as of June 24, 2002 between Unit Corporation and Kaiser Francis Charitable Income Trust B, and (ii) Amended and Restated Share Purchase Agreement dated as of June 24, 2002 between Unit Corporation and George B. Kaiser, when such Persons shall collectively become the Beneficial Owners of less than 15% of the Common Shares then outstanding.

     This Amendment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

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
     This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
     Except as hereby amended, the Rights Agreement shall remain in full force and effect.

     This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to principles of conflict of laws.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Unit Corporation                         Mellon Investor Services L.L.C.


------------------------------           ----------------------------
By: John G. Nikkel                                              By:
Its: Chief Executive Officer                                    Its:
























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